Exhibit 99.1

NOT FOR DISTRIBUTION TO A US NEWSWIRE SERVICE OR FOR

DISSEMINATION IN THE UNITED STATES

Suite 2164 — 1055 Dunsmuir Street, Four Bentall Centre

Vancouver, BC V7X 1B1

Tel:  604-632-4044    Fax:  604-632-4045 Toll Free 1 800-668-0091

Website: www.rusoro.com                 email: info@rusoro.com

Rusoro Mining Ltd.  Announces Terms of C$100,200,000

Equity Financing

February 24, 2009

Rusoro Mining Ltd. (TSXV:RML) (“Rusoro” or the “Company”) announces that in connection with its previously announced overnight marketed public offering on February 23, 2009 (the “Offering”), it has entered into an underwriting agreement with Canaccord Capital Corp. (“Canaccord”) to act as sole underwriter and sell  167,000,000 common shares in the Company at a price of C$0.60 per share (“Common Shares”) to raise gross proceeds of C$100,200,000 pursuant to a short form prospectus. In addition, the Company has granted Canaccord an option to purchase up to that number of Common Shares equal to 15% of the Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

The Company intends to use the net proceeds from the Offering for capital expenditures on its Venezuelan gold properties and for general corporate purposes.

The offering is scheduled to close on or about March 12, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange and the securities regulatory authorities.

For further information, please contact:

George Salamis, President

Tel: 604.632.4044 Fax: 604.632.4045

Symbol: TSX-V:RML Email: info@rusoro.com

Website: www.rusoro.com This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of the content of this news release.

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented constitutes “forward looking statements”. Such forward-looking statements, including but not limited to those with respect to the closing of the offering, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rusoro to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other risks, risks related to the closing of the offering, as well as those factors discussed in the section entitled “Risk Factors” in Rusoro’s Annual Information Form dated December 12, 2008 as filed on SEDAR. Although Rusoro has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.